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July 6, 2005

Via Edgar Correspondence

Mr. Jason Fox
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Subj:	SBL Fund - File Numbers 811-02753 and 2-59353 Comments on the December 31, 2004 Annual Report

Dear Mr. Fox:

This is in response to your comments concerning the annual report of SBL Fund (the "Fund") for the period ended December 31, 2004.

Your first comment was that the Fund's website had an incorrect reference to the Fund's semi-annual report as being as of June 30, 2003 rather than June 30, 2004. This has been rectified.

Your second comment related to the disclosure of warrants. You noted that the annual report should include both the exercise price and maturity date of warrants. The firm providing fund accounting services has been made aware of this and future filings will include this information.

In connection with this response, the Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions or comments regarding this response.

Very truly yours,

BRENDA M. HARWOOD

Brenda M. Harwood
Treasurer
SBL Fund

One Security Benefit Place * Topeka, Kansas 66636-0001